November 27, 2006

Mr. Frank E. Lawatsch, Jr.
Pitney Hardin LLP
7 Times Square
New York, NY 10036

Re: Ridgewood Electric Power Trust I   – File No. 0-24240
        Ridgewood Electric Power Trust II   – File No. 0-21304
        Ridgewood Electric Power Trust III   – File No. 0-23432
        Ridgewood Electric Power Trust IV   – File No. 0-25430
        Ridgewood Electric Power Trust V   – File No. 0-24143
        Ridgewood Power Growth Fund   – File No. 0-25935
        (Collectively, "the Registrants")

Dear Mr. Lawatsch:

        In your revised letter of November 17, 2006, you request, on behalf of the Registrants, that this Division accept their proposal to file their respective 2005 annual report on Form 10-K with expanded disclosures concerning certain annual and interim financial statements ("compendium 2005 Form 10-K") in lieu of filing their delinquent periodic reports, as identified in Appendix A of your letter. As more fully described in your letter, each of the compendium 2005 Form 10-Ks will include complete audited financial statements for the years ended December 31, 2005, 2004 and 2003, which will be presented on a restated basis if they were previously filed and need to be revised to correct accounting errors. Interim financial information also will be presented for each quarter during those periods in a level of detail consistent with Article 10 of Regulation S-X if a Form 10-Q containing that information had not previously been filed or if restatement is necessary to correct accounting errors. In addition to complying with all restatement disclosures described in SFAS 154, *Accounting Changes and Error Corrections*, the Registrants should provide an audited footnote disclosing the nature and amount of each material type of error that is included in the cumulative adjustment to opening retained earnings.

        In connection with your request, we believe it is appropriate to note that the Registrants are responsible under the federal securities laws and regulations to file the required reports with the Commission and to determine the accuracy and adequacy of the information provided. To be in full compliance with the reporting requirements of the Exchange Act, the Registrants are required to amend any of their filings that contain materially inaccurate financial statements and to file all delinquent reports. However, this Division will accept the Registrants proposal to file their compendium 2005 Form 10-Ks, along with their 2006 quarterly reports on Form 10-Q, which will bring their information up-to-date.

A number of rule and form eligibility standards under the Securities Act and the Exchange Act – such as, for example, Regulation S, Rule 144, Form S-3, and Form S-8 – require, among other things, that issuers wishing to avail themselves of that rule or form be subject to the Exchange Act reporting requirements and have filed all material required to be filed pursuant to Exchange Act Section 13 or 15(d) for a specified period of time (this requirement is referred to commonly as the requirement that the issuer be "current" in its Exchange Act reports). Our acceptance of the filings as described in your letter will not result in the Registrants becoming "current" in their Exchange Act reports; rather, their only means of satisfying that "current" reporting requirement continues to be their filing all required materials during the period specified in a particular rule or form. For specific consideration of the Registrants eligibility to rely on specific rules or forms going forward, please contact the Division's Office of Chief Counsel.

Please understand that this Division's determination regarding the acceptance of the proposed filings described in your letter does not foreclose any future enforcement action with respect to the Registrants' filings or failures to file under the Exchange Act.

In connection with their compendium 2005 Form 10-Ks, the Registrants should be mindful of the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X as they finalize their financial statements for fiscal years 2003 through 2005. Further, please understand that this Division may comment on and request additional disclosures upon review of the Registrants' filings.

Our conclusions are based solely on the information included in your letter. Materially new or different facts and circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3400.

Sincerely,

Joel K. Levine
Associate Chief Accountant